[ORRICK LETTER HEAD]	ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105
tel 415-773-5700 fax 415-773-5759 www.orrick.com
October 22, 2004	Richard Vernon Smith (415) 773-5830 rsmith@orrick.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Dover Investments Corporation
Schedule TO-T/Schedule 13E-3 filed by The Lawrence Weissberg Revocable Living
Trust, et. al.
Dated Filed: September 23, 2004
File No. 5-12078

Ladies and Gentleman:

        On behalf of The Lawrence Weissberg Revocable Living Trust (the "Trust"), we enclose for filing Amendment No. 3 to the above-referenced Schedule TO/Schedule 13E-3. The amendment is being filed to disclose an increase in the offer price and an extension of the offer in connection with the proposed settlement of one of two stockholder litigation matters. Further disclosures update certain information affected by the price and expiration date changes and the proposed settlement. The amendment also is being filed to provide, based on discussions with the staff of the Securities and Exchange Commission on Friday, October 15, 2004, certain summarized financial information called for by Item 1010(c) of Regulation S-K.

        Please contact the undersigned at (415) 773-5830 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/  RICHARD VERNON SMITH
Richard Vernon Smith

cc:
Scott M. Porter, Esq.